FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

Teva Announces the Appointment of Dr. Philip Frost as
Chairman of its Board of Directors

Jerusalem, March 9, 2010 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that its Board of Directors received a letter from Mr. Eli Hurvitz indicating that he wishes to be released from his duties at Teva in order to focus on his full recovery.  Accordingly, Professor Moshe Many has stepped down from his role as Interim Chairman and following deliberations held by the Board of Directors and in accordance with the recommendation of the Nomination Committee, the Board has unanimously appointed its Vice Chairman, Dr. Phillip Frost, to serve as Chairman of the Board of Directors.

The Board of Directors also unanimously appointed Professor Moshe Many to serve as Vice Chairman of the Board of Directors.

Commenting on his appointment, Dr. Frost said: "We are all saddened by the circumstances that have caused this development.  We are all keenly aware of the unique role Eli Hurvitz has played for so long in Teva`s development, and I am sure that all the members of the Board and all Teva's employees join me in wishing Eli a speedy and full recovery."

Dr. Frost went on to say: "Under the leadership of Shlomo Yanai, Teva`s President & CEO, we have experienced remarkable growth over the last 3 years.  As chairman, I intend, together with my colleagues on the Board, to do our utmost to support Shlomo and his team in pursuit of the strategic plan recently approved by the Board of Directors and presented to the investment community in January.  Moreover, I fully support our commitment to leadership in the global generics market from our headquarters in Israel."

Dr. Phillip Frost (73) has served as Vice-Chairman of the Board of Directors of Teva since January 2006, following the acquisition of Ivax Corporation by Teva. Prior to his election as a director of Teva, Dr. Frost served as Chairman of the Board and Chief Executive Officer of Ivax Corporation from 1987 until 2006.  Dr. Frost presently is the Chairman of the Board and CEO of OPKO Health, Inc., a specialty pharmaceutical company, Chairman of the Israeli company PROLOR Biotech , a major investor in several Israeli companies  mainly in the Biomed field  and Chairman of the Board of Ladenburg Thalmann Financial Services.  Dr. Frost serves as a director of Continucare Corporation Inc. and Castle Brands Inc.  He is a member of the Board of Regents of the Smithsonian Institution.  Dr. Frost is also a member of the Board of Trustees of the Scripps Research Institute and the Board of Trustees of the University of Miami.  Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 15 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Eloxatin®, the current economic conditions, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the effects of competition on our innovative products, especially Copaxone® sales, including potential oral and generic competition for Copaxone®, dependence on the effectiveness of our patents and other protections for innovative products, the impact of consolidation of our distributors and customers, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, our ability to achieve expected results though our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the uncertainty surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, the regulatory environment and changes in the health policies and structures of various countries, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, our ability to successfully identify, consummate and integrate acquisitions, the potential exposure to product liability claims to the extent not covered by insurance, our exposure to fluctuations in currency, exchange and interest rates, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, our ability to enter into patent litigation settlements and the intensified scrutiny by the U.S. government, the termination or expiration of governmental programs and tax benefits, impairment of intangible assets and goodwill, environmental risks, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

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Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date March 9, 2010

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